SOLARFUN REPORTS FIRST QUARTER 2010 RESULTS

SHANGHAI, China, May 26, 2010 --  Solarfun Power Holdings Co., Ltd. ( “Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the quarter ended March 31, 2010.

FIRST QUARTER 2010 HIGHLIGHTS

•	Total net revenues were RMB 1,475.8 million (US$216.2 million) in 1Q10, an increase of 17.8% from 4Q09 and an increase of 115.7% from 1Q09.
•	PV module shipments, including module processing services, reached 150.6 MW, an increase from 110.8 MW in 4Q09 and from 35.7 MW in 1Q09.
•	Average selling price, excluding module processing services, declined, as expected, to US$1.76 per watt in 1Q10.
•	Gross profit was RMB 272.5 million (US$39.9 million) and gross margin was 18.5%.
•	Net income attributable to shareholders on a non-GAAP basis1 was RMB 158.1 million (US$23.2 million), an increase of 64.9% from 4Q09 and a substantial increase from RMB 12.4 million in 1Q09.
•	Net income per diluted ADS on a non-GAAP basis was RMB 2.72 (US$ 0.40), an increase of 63.9% from RMB 1.66 in 4Q09, and a substantial increase from RMB 0.23 in 1Q09.
•	Annualized ROE on a non-GAAP basis significantly improved to 26.6 % in 1Q10 from 17.4% in 4Q09 and 2.3% in 1Q09.
•	As of March 31, 2010, the Company had cash and cash equivalents of RMB 936.3 million (US$137.2 million) and working capital of RMB 1,978.1 million (US$289.8 million).

Peter Xie, President of Solarfun, commented, “We are very pleased with our strong performance in the first quarter of 2010.   Quarterly revenues for the first time in the Company’s history exceeded $200 million, and net income per diluted ADS on a non-GAAP basis reached US$0.40, a substantial increase of over 63.9% compared to the fourth quarter of 2009.  The strong performance was attributable to our ability to take advantage of favorable industry demand while keeping a keen focus on cost control and risk management.

To keep up our momentum, we plan to ramp up our internal cell capacity to 500MW by July, and our module capacity to 900MW by August of this year.  This progress, along with our ongoing efforts to reduce our manufacturing costs and increase our cell efficiencies while expanding our R&D efforts, makes us optimistic about our future.”

FIRST QUARTER 2010 RESULTS

•
Total net revenues were RMB 1,475.8 million (US$216.2 million) in 1Q10, an increase of 17.8% from RMB 1,252.7 million in 4Q09 and an increase of 115.7% from RMB 684.2 million in 1Q09.  The increase in net revenues in 1Q10 was primarily due to higher shipment volumes reflecting improved industry demand.

•	Revenue contribution from PV module processing services as a percentage of total net revenues remained relatively flat at 7.8% in 1Q10 as compared to 6.3% in 4Q09.

•
PV module shipments reached 150.6 MW in 1Q10, an increase from 110.8 MW in 4Q09 and from 35.7 MW in 1Q09.   In 1Q10, German-based customers accounted for 81% of the Company’s total net PV module revenues, excluding module processing services, up from 57% in 4Q09.  The increase in revenue contribution from German-based customers reflected the pull-in demand from the German market ahead of the anticipated reduction in feed-in tariff by the end of June 2010.  Other key markets in 1Q10 were Australia, Italy, Portugal and Spain, which collectively accounted for 14.7% of total net revenues.    The Company anticipates that revenue contribution from non-German customers will increase in the second half of 2010 as most of the shipments to customers outside of Germany, including important new growth markets such as the U.S., Italy and China, are currently being pushed out to 3Q and 4Q of 2010.

1 All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds.   Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

•
Average selling price (“ASP”), excluding module processing services, declined, as expected, by 9.7% to US$1.76 per watt in 1Q10 from US$1.95 per watt in 4Q09.  The decline in ASP was due to a combination of the decrease in the market price of PV products as well as the depreciation of the Euro against the U.S. dollar.

•
Gross profit was RMB 272.5 million (US$39.9 million) in 1Q10, compared to gross profit of RMB 235.6 million in 4Q09 and gross profit of RMB 49.4 million in 1Q09.  Gross margin, despite lower ASP, in 1Q10 was 18.5%, which was in-line with 18.8% in 4Q09 and a substantial increase from 7.2% in 1Q09.

•
The blended COGS per watt (excluding module processing services) was $1.42 in 1Q10, representing a decrease from $1.57 in 4Q09 and $2.57 in 1Q09.   The blended COGS takes into account the processing cost (silicon and non-silicon) using internal wafers, purchase cost and additional processing cost of the externally-sourced wafers and cells, as well as freight costs.

•
Operating profit was RMB 189.1 million (US$27.7 million) in 1Q10, representing an increase of 50.4% from RMB 125.7 million in 4Q09.  The Company had an operating loss of RMB 15.3 million in 1Q09.   Operating margin for 1Q10 was 12.8%, which compares to 10.0% in 4Q09 and negative 2.2% in 1Q09.  The improvement in operating margin was primarily due to tight control over operating expenses.  Operating expenses as a percentage of total net revenues decreased to 5.7% in 1Q10 as compared to 8.8% in 4Q09.

•	Interest expense remained relatively flat at RMB 40.9 million (US$6.0 million) in 1Q10, as compared to RMB 39.7 million in 4Q09 and RMB 41.4 million in 1Q09.

•
Although Solarfun is not immune to currency fluctuations, especially the depreciation of the Euro against the US dollar, its active hedging program reduces the Company’s exposure.  For the first quarter of 2010, the Company recorded a net gain of RMB 3.7 million (US$0.5 million), representing foreign exchange losses that were offset by a gain on the change in fair value of foreign currency derivatives.   The Company recorded a net foreign exchange gain of RMB 0.7 million in 4Q09.

•
Loss from the change in fair value of the conversion feature of the Company's convertible bonds was RMB 2.5 million (US$0.4 million) in 1Q10 as compared to a loss of RMB 71.3 million in 4Q09.  This compares to a gain of RMB 28.5 million in 1Q09.  The fluctuations, from the adoption of ASC 815-40, were primarily due to changes in the Company's share price during the quarter.  This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter.  The Company has no direct control over the fluctuations.

•
On a non-GAAP basis, net income attributable to shareholders was RMB 158.1 million (US$23.2 million) in 1Q10, representing an increase of 64.9% from RMB 95.9 million in 4Q09 and a substantial increase from RMB 12.4 million in 1Q09.   Net income per diluted ADS, on a non-GAAP basis, was RMB 2.72 (US$0.4) in 1Q10, representing an increase of 63.9% from RMB 1.66 in 4Q09 and a substantial increase from RMB 0.23 in 1Q09.

•
On a GAAP basis, net income attributable to shareholders was RMB 138.9 million (US$20.4 million) in 1Q10, compared to net income attributable to shareholders of RMB 10.6 million in 4Q09 and RMB 27.4 million in 1Q09.  Net income per diluted ADS was RMB 2.39 (US$0.35) in 1Q10, compared to RMB 0.18 in 4Q09 and RMB 0.51 in 1Q09.

•
On a non-GAAP basis, the Company had an annualized return on equity of 26.6% in 1Q10 as compared to 17.4% in 4Q09 and 2.3% in 1Q09.   On a GAAP basis, the Company had an annualized return on equity of 19.2% in 1Q10 as compared to 1.5% in 4Q09 and 4.0% in 1Q09.

•
In October 2009, the FASB issued ASU No. 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing” (“ASU 2009-15”).  ASU 2009-15 amends ASC 470-20, “Debt: Debt with Conversion and Other Options”, to include the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and shall be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009 and for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009.  Early adoption is not permitted.  The Company has determined that upon the adoption of ASU 2009-15 on January 1, 2010, the redeemable ordinary shares issued in January 2008 concurrent with its convertible bond issuance is regarded as an own-share lending arrangement. As such, the share-lending arrangement is measured at fair value, and recognized as an issuance cost with an offset to equity.  The Company has evaluated the adoption of ASU 2009-15 and determined that the fair value of share-lending arrangement is immaterial to its consolidated financial statement.

FINANCIAL POSITION

As of March 31, 2010, the Company had cash and cash equivalents of RMB 936.3 million (US$137.2 million) and net working capital of RMB 1,978.1 million (US$289.8 million). Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB 930.6 million (US$136.3 million), compared to RMB 494.8 million as of December 31, 2009.   The increase in short-term borrowings was because the Company drew down some additional short-term bank borrowings in anticipation of financing needs as the Company expands its manufacturing capacity and R&D capabilities to meet robust demand.

As of March 31, 2010, the Company had total long-term debt of RMB 977.7 million (US$143.2 million), which comprises both long-term bank borrowings and convertible notes payable.   The Company’s long-term bank borrowings are to be repaid in installments until their maturity in 2011 and 2012.  The first maturity of the convertible notes payable is in 2015.

Net cash from operating activities in 1Q10 was negative RMB 85.2 million (US$12.5 million), compared to RMB 336.9 million in 4Q09 and RMB 82.5 million in 1Q09.   The net cash outflow to operating activities was primarily due to the increase in account receivables which resulted from the increase in the total net revenues.

As of March 31, 2010, accounts receivable increased to RMB 849.0 million (US$124.4 million) from RMB 587.5 million as of December 31, 2009.  Days sales outstanding was 47 days in 1Q10, which was consistent with 4Q09.

As of March 31, 2010, inventories decreased to RMB 720.9 million (US$105.6 million) from RMB 784.0 million as of December 31, 2009.  Days inventory outstanding improved to 57 days in 1Q10 from 71 days in 4Q09 and 106 days in 1Q09 as the Company continues to improve its supply chain management.

Capital expenditures were RMB 65.0 million (US$9.5 million) in 1Q10.

CAPACITY EXPANSION

The Company has already reached its previously announced module capacity target of 700 MW.  Due to anticipated demand from customers for the second half of 2010, the Company plans to further expand module capacity to 900 MW by August 30, 2010.

The Company recently acquired a cell production line with an annual capacity of 25MW from a wholly owned subsidiary of Semiconductor Manufacturing International Corporation and began operations in May 2010.  Including the previously announced cell capacity expansion plan of 120 MW, the Company is expected to have a total cell capacity of 500 MW by July 1, 2010.

The Company also plans to expand its annual ingot production capacity from 300 MW to 360 MW and annual wire saw capacity from 300 MW to 400 MW by May 31, 2010.  This is to be achieved primarily through improvements in production technique without incurring any significant capital expenditures.

Details on the Company’s production capacities and expected production capacities:

Capacity (MW)	March 31, 2009	December 31, 2009	March 31, 2010	December 31, 2010E
Ingots	300	300	300	360
Wiresaw	300	300	300	400
Cells	360	360	360	500
Modules	450	550	600	900

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For 2Q10, the Company expects:
•	Total module shipments to be 160MW to 170MW, of which approximately 35% will be for PV module processing services.
•
ASP for PV module shipments to stay flat in constant currency but decline by approximately 6.5% from 1Q10 on the assumption that the Euro/US dollar exchange rate stays at approximately 1.25 for the rest of the quarter.

For 2010 full year shipment, the Company is raising its guidance from 600MW to 650MW   based on strong demand from customers for 2010.  Module processing services is expected to represent approximately 20-30% of the total shipments.

CONFERENCE CALL

Management will host a conference call to discuss Solarfun’s 2010 first quarter results on May 26, 2010 at 8:00 am Eastern Daylight Time ( 8:00 pm Shanghai time )  and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

US Toll Free	1.800.659.2037
International Toll Free	1.617.614.2713
South China Toll Free North China Toll Free	10 800 130 0399 10 800 152 1490
Participant Code SOLF

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.solarfun-power.com. A replay of the webcast will be available for one month.

Telephone replay of the call will be available for seven days after the conclusion of the call. The dial-in details for the replay are as follows:

US Toll Free	1.888.286.8010
International Toll	1.617.801.6888
Passcode	16751627

 FINANCIAL STATEMENTS

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	March 31	December 31	March 31	March 31
	2009	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	466,276	645,720	936,313	137,173
Restricted cash	270,398	60,539	83,440	12,224
Derivative contracts	63,079	7,360	47,275	6,926
Accounts receivable, net	202,096	587,488	848,959	124,375
Inventories, net	747,587	783,973	720,860	105,608
Advance to suppliers, net	1,154,252	979,762	995,542	145,850
Other current assets	425,131	180,315	224,420	32,878
Deferred tax assets	68,872	63,115	69,460	10,176
Amount due from related parties	19	12,458	86,730	12,706
Total current assets	3,397,710	3,320,730	4,012,999	587,916
Non-current assets
Fixed assets – net	1,629,544	1,586,283	1,599,247	234,294
Intangible assets – net	211,559	208,563	209,042	30,625
Goodwill	134,735	134,735	134,735	19,739
Deferred tax assets	13,653	13,789	14,417	2,112
Long-term deferred expenses	37,097	33,157	31,527	4,619
Total non-current assets	2,026,588	1,976,527	1,988,968	291,389
TOTAL ASSETS	5,424,298	5,297,257	6,001,967	879,305
LIABILITIES
Current liabilities
Derivative contracts	5,273	1,148	1,131	166
Short-term bank borrowings	1,435,000	404,764	783,132	114,731
Long-term bank borrowings, current portion	45,000	90,000	147,500	21,609
Accounts payable	187,987	441,768	416,885	61,075
Notes payable	76,377	186,921	266,650	39,065
Accrued expenses and other liabilities	129,392	191,895	212,716	31,163
Customer deposits	2,956	59,685	141,426	20,719
Deferred tax liability	3,263	-	-	-
Unrecognized tax benefit	27,385	27,385	27,385	4,012
Amount due to related parties	10,109	16,765	38,074	5,578
Total current liabilities	1,922,742	1,420,331	2,034,899	298,118
Non-current liabilities
Long-term bank borrowings, non-current portion	147,500	380,000	300,000	43,951
Convertible notes payable	519,365	658,653	677,738	99,291
Deferred tax liability	27,008	26,566	26,419	3,870
Total non-current liabilities	693,873	1,065,219	1,004,157	147,112
TOTAL LIABILITIES	2,616,615	2,485,550	3,039,056	445,230

Redeemable ordinary shares	54	54	55	8

EQUITY
Shareholders’ equity
Ordinary shares	214	227	227	33
Additional paid-in capital	2,151,026	2,331,797	2,344,050	343,410
Statutory reserves	47,638	69,564	83,281	12,201
Retained earnings	604,653	410,065	535,298	78,423
Total shareholders’ equity	2,803,531	2,811,653	2,962,856	434,067
Noncontrolling interest	4,098	-	-	-
TOTAL EQUITY	2,807,629	2,811,653	2,962,856	434,067
TOTAL LIABILITIES, MEZZAINNE EQUITY AND SHAREHOLDERS’ EQUITY	5,424,298	5,297,257	6,001,967	879,305

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	March 31	December 31	March 31,	March 31,
	2009	2009	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
Net revenues	684,197	1,252,711	1,475,832	216,214
Cost of revenues	(634,751)	(1,017,141)	(1,203,334)	(176,292)
Gross profit	49,446	235,570	272,498	39,922

Operating expenses
Selling expenses	(16,328)	(46,114)	(29,481)	(4,319)
G&A expenses	(40,233)	(50,866)	(38,027)	(5,571)
R&D expenses	(8,185)	(12,843)	(15,916)	(2,332)
Total operating expenses	(64,746)	(109,823)	(83,424)	(12,222)
Operating profit / (losses)	(15,300)	125,747	189,074	27,700

Interest expenses	(41,397)	(39,662)	(40,919)	(5,995)
Interest income	494	1,298	544	80
Exchange losses	(32,849)	(14,694)	(47,011)	(6,887)
Investment income			0	0
Gain on change in fair value of derivative	71,086	15,397	50,756	7,436
Gain / (losses) on change in conversion feature fair value of convertible bond
Other income	3,533	1,265	3,008	441
Other expenses	(3,584)	(2,046)	(1,996)	(292)
Government grant	1,907	2,000	9,365	1,372
Net income before income tax	12,348	18,026	160,316	23,488
Income tax benefit / (expenses)	15,002	(7,338)	(21,367)	(3,130)
Net income	27,350	10,688	138,949	20,358
Net income / (losses) attributable to noncontrolling interest	(85)	67	0	0
Net income attributable
to shareholders	27,435	10,621	138,949	20,358

Net income per share
Basic	0.10	0.04	0.48	0.07
Diluted	0.10	0.04	0.48	0.07

Shares used in computation
Basic	268,848,771	287,982,207	289,674,891	289,674,891
Diluted	268,848,771	288,210,311	290,187,034	290,187,034

Net income per ADS
Basic	0.51	0.18	2.40	0.35
Diluted	0.51	0.18	2.39	0.35

ADSs used in computation
Basic	53,769,754	57,596,441	57,934,978	57,934,978
Diluted	53,769,754	57,642,062	58,037,407	58,037,407

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	RMB	RMB	RMB	USD
Cash flow from operating activities
Net (loss) income	27,350	10,688	138,949	20,356

Adjustments to reconcile net (loss) income to net cash
used in operating activities:
Unrealised financial derivative	(23,933)	(47,701)	(39,932)	(5,850)
Amortization of convertible bonds discount	13,666	13,933	16,580	2,429
Fair value change of convertion feature	(28,458)	71,279	2,505	367
Loss from disposal of fixed assets	567	96	580	85
Depreciation and amortization	30,173	43,072	43,134	6,319
Amortization of long-term deferred expense	1,702	1,570	1,780	261
Provision for doubtful debt of advance to suppliers	0	163	163	24
Reversal of doubtful debt for accounts receivable	12402	3,723	(278)	(41)
Provision for doubtful debt of accounts receivable	-	-	1,005	147
Write down of inventory	(27,200)	40,341	37,844	5,544
Stock compensation expense	(18,091)	8,509	7,149	1,047
Warranty provision		2,744	13,562	1,987
Deferred tax benefit	6,952	(854)	(7,120)	(1,043)
Unrecognized tax benefit	-	(1,082)	-	-
Changes in operating assets and liabilities
Restricted cash	(35,575)	5,166	(17,761)	(2,602)
Inventory	11,321	(15,899)	25,269	3,702
Account receivables	117,441	116,024	(262,198)	(38,413)
Advances to suppliers	(8,638)	(152,045)	(15,943)	(2,336)
Prepaid expense	1,541	18,663	12,865	1,885
Other current assets	55,077	84,065	(56,967)	(8,346)
Amount due from related parties		30,132	(74,272)	(10,881)
Accounts payable	(39,967)	51,946	(22,375)	(3,278)
Accrued expenses and other liabilities	(10,983)	10,811	7,259	1,063
Customer deposits	(6,538)	38,339	81,741	11,975
Amount due to related parties	3,706	3,201	21,309	3,122

Net cash provided (used) in operating activities	82,515	336,884	(85,152)	(12,477)

Cash flows from investing activities
Acquisition of fixed assets	(156,771)	(27,468)	(63,418)	(9,291)
Change of restricted cash	(146,686)	65,832	-	-
Acquisition of intangible assets	(419)	(125)	(1,538)	(225)
Acqusition of subsidiaries	(88,968)	(850)	-	-

Net cash provided (used) in investing activities	(392,844)	37,389	(64,956)	(9,516)

Cash flows from financing activities
Proceeds from exercise of stock option	-	22	5,104	748
Proceeds from issuance of ordinary shares	-	70,387	-	-
Proceeds from short-term bank borrowings	617,000	65,097	508,368	74,477
Payment of short term bank borrowings	(280,832)	(674,071)	(130,000)	(19,045)
Proceeds from long term bank borrowings	(7,500)	-	-	-
Payment for long term bank borrowings	-	(7,500)	(22,500)	(3,296)
Utilization of notes payables	37,036	27,726	266,650	39,065
Payment of notes payables	-	-	(186,921)	(27,384)
Profit distribution	-	(3,400)	-	-

Net cash provided (used) by financing activities	365,704	(521,739)	440,701	64,565

Unrealised foreign exchange gain/loss

Net increase in cash and cash equivalents	55,375	(147,466)	290,593	42,573

Cash and cash equivalents at the beginning of period	410,901	793,186	645,720	94,600

Cash and cash equivalents at the end of period	466,276	645,720	936,313	137,173

Supplemental disclosure of cash flow information:
Interest paid	17,764	21,268	39,438	5,778
Income tax paid	3,146	30,978	8,404	1,231
Realized gain from derivative contracts	71,086	(32,305)	10,823	1,586
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(10,928)	(2,803)	19,333	2,832
Conversion of CB into ordinary shares
Transfer of unamortized debt issurance costs to equity
upon conversion of CB into oridinary shares

	For the three months ended		For the three months ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net income/(loss)	12.4	95.9	158.1	23.2

Fair value changes of the coversion features of the Convertible bonds	28.5	(71.3)	(2.5)	(0.4)

Accretion of interest of the Covertible bonds	(13.5)	(14.0)	(16.7)	(2.4)

GAAP net income/(loss)	27.4	10.6	138.9	20.4

	For the three months ended		For the three months ended
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2010
	(RMB)	(RMB)	(RMB)	(USD)

Non GAAP net income per ADS - diluted	0.23	1.66	2.72	0.40

Fair value changes of the coversion features of the Convertible bonds	0.53	(1.24)	(0.04)	(0.01)

Accretion of interest of the Covertible bonds	(0.25)	(0.24)	(0.29)	(0.04)

Net profit contributed to Solarfun Power Holdings Co., Ltd shareholders per diluted ADS	0.51	0.18	2.39	0.35

ADS (Diluted)	53,769,754	57,642,062	58,037,407	58,037,407

	For the three months ended			Annualised for the first quarter of 2009	Annualised for the fourth quarter of 2009	Annualised for the first quarter of 2010
	March 31, 2009	December 31, 2009	March 31, 2010	March 31, 2009	December 31,2009	March 31,2010

Non-GAAP Return on Equity	0.58%	4.35%	6.65%	2.32%	17.40%	26.60%

Fair value changes of the coversion features of the Convertible bonds	0.89%	-3.46%	-1.26%	3.58%	-13.86%	-5.05%

Accretion of interest of the Covertible bonds	-0.48%	-0.51%	-0.58%	-1.94%	-2.02%	-2.31%

GAAP Return on equity	0.99%	0.38%	4.81%	3.96%	1.52%	19.24%

FOREIGN CURRENCY CONVERSION
The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of March 31, 2010, which was RMB 6.8258 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2010 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES
The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of the adoption of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 2Q and full-year 2010 estimates for PV product shipments, ASPs, production capacities and other results of operations.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

About Solarfun
Solarfun manufactures silicon ingots, wafers, PV cells and PV modules and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.
SOLF-G

For further information, please contact:

 Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  +86 158 1049 5326
E-mail:  rhu@ChristensenIR.com